         Filed By: Jupiter Media Metrix, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

         Subject Company: Jupiter Media Metrix, Inc.
         Commission File No: 000-25943


                            Q4/FY2001 EARNINGS SCRIPT
                                FEBRUARY 11, 2002
                                      FINAL


SUSAN HICKEY
VICE PRESIDENT
INVESTOR RELATIONS
Good Afternoon and thank you all for joining us for Jupiter Media Metrix' fourth quarter and full year 2001 conference call and webcast. Speaking this afternoon will be Robert Becker, our Chief Executive Officer, and Jean Robinson, our Chief Financial Officer. A replay of this webcast will be available on the investor relations area of jmm.com. Before I turn the call over to Bob, I would like to remind everyone that this call will contain forward-looking statements regarding the company's future plans - including our proposed merger with NetRatings - expectations and results. These forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, are based on the company's current plans and expectations and are subject to various risks and uncertainties that could cause such statements to differ materially from actual future events or results. As a result, these statements are not guarantees of future performance. For additional information about the risks that may affect our future business and financial results, we refer you to the company's Annual Report on Form 10-K for the year ended December 31, 2000, which was filed with the SEC on April 2, 2001, and the company's quarterly reports on Form 10-Q that are filed with the SEC. You are encouraged to read this information carefully. Jupiter Media Metrix undertakes no obligation to update any forward-looking statement that may be made from time to time by or on behalf of the company, whether as a result of new information, future events or otherwise. I will now turn the call over to Bob Becker.

ROBERT BECKER
CHIEF EXECUTIVE OFFICER
Good afternoon everyone and thank you for joining us to review our fourth quarter and full year 2001 results. During this call I will provide highlights of our performance for the quarter. I'll also summarize key fourth quarter accomplishments and give an update on our proposed merger with NetRatings. Jean will then cover our financial results in greater detail and discuss our financial outlook as well. After which, we will be happy to take your questions.

Jupiter Media Metrix' revenues were $14.5 million for the fourth quarter, compared to pro forma revenues of $38.6 million for the fourth quarter of 2000. By business segment for the quarter, Measurement revenues, which include Media Metrix and AdRelevance services, were $7.6 million. Jupiter Research revenues were $6.8 million. Events and Other contributed just over $100,000 in revenue. For the full year, our revenues were $89.2 million vs. pro forma revenues of $142.8 million in 2000. Overall, these financial results were within the guidance range we provided last quarter. We are pleased with the progress we made during this past quarter in executing our aggressive restructuring plans in what continues to be a challenging marketplace.

Our restructuring work during the third and fourth quarters clearly moved us in a positive direction in terms of containing costs and preserving our cash. Most significantly, we exited several international markets where demand was light and the opportunity for future growth is weak. In addition, we completed our previously announced staff restructuring. As a result, total cash usage during the quarter - which was $10.9 million - decreased significantly compared to previous quarters. Jean will provide more specifics on this later in the call.

While enormous - and appropriate - management attention was devoted to our financial plans, I am very pleased to report that we continued to innovate and extend our brands as the leaders in the marketplace. Our sales, client service, and product organizations, which we reorganized last quarter, focused on deepening relationships with our customers and creating and delivering value added services to meet their emerging needs in a changing environment. We are pleased to note that we added 90 new client contracts during the quarter while renewing a number of important accounts, including: American Airlines, AT&T, Bayer, Pfizer, Lockheed Martin, Saks, Nordstrom, Hilton Hotels, Capital One, CIBC World Markets, Discover, eBay, Dow Jones, Verizon, Hasbro, and Orbitz.

In our Measurement group, we launched several important initiatives to extend our leadership in the Digital Media measurement market. We launched our new Client Focus reporting structure, providing the most accurate and detailed audience ratings in the industry - ranking sites, portals, ad supported software applications and commercial online service channels side-by-side in 27 categories and 71 subcategories. At the same time, we launched the Internet Access Report. This innovative report provides insight into the applications that individuals use to access content from the Internet. We continued to enhance performance of our MyMetrix.com delivery tool, particularly in terms of its speed and responsiveness. We also extended its reach to all of our European markets. Finally, we released the industry's first ever "At Work" reporting for the U.K. market, providing important data around usage in the workplace.

In our Jupiter Research group, we demonstrated our thought leadership on topics including financial services, broadband and e-mail marketing. In financial services, for example, we released important forecasts for the financial services sector, specifically Commerce Payments, Electronic Bill Presentment, Online Banking and Online Brokerage. These forecasts - now current through 2006
- were released in conjunction with our fourth annual Financial Services Forum, where more than 20 leading companies, including Bank of America, Wells Fargo and Microsoft, along with Jupiter analysts, led discussions and debates on the dynamic financial services marketplace. We will continue to develop strategically important events that support our core research initiatives and complement them with timely and cost-effective teleconferences. We also expanded our client outreach program, whereby our analysts embrace our customers and industry leaders ensuring strong relationships and market leading research.

Finally, the value of the combination of our research and measurement insight was apparent throughout the holiday season with our high profile online retail forecasts and most recently with our Super Bowl online wrap-up

As you are aware, in October we announced our intent to merge with NetRatings. We are doing everything we can to complete this transaction as soon as possible. And, as we announced in December 2001 the FTC issued a "second request" to both parties as part of their review of the merger. Over the last two months, we have had numerous discussions with the FTC regarding the merger, and we have presented our arguments as to why this transaction should not be challenged under the antitrust laws. The FTC is clearly examining this transaction very closely and is conducting a thorough investigation. As part of this investigation, the FTC has recently taken a number of depositions of Jupiter Media Metrix employees, and is also speaking with clients, competitors and former employees. By the end of this week, we expect to submit those documents that are responsive to the FTC's second request. We are also attempting to schedule meetings with the FTC commissioners in the near future to discuss the merger. We continue to believe in the merits of our arguments and we remain hopeful that the deal will be completed.

At this point, I'll turn the call over to Jean for a financial update.

JEAN ROBINSON
CHIEF FINANCIAL OFFICER
On the revenue side, as Bob indicated, revenues for the quarter were $14.5 million, down from $38.5 million in the fourth quarter of 2000, and from $20 million last quarter. The largest decline continues to be in our Events business, which declined from $8.2 million in Q4 2000 to $100,000 in Q4 2001 and reflects our previously announced strategic decision to scale-back this business as a result of the difficult market environment. Our syndicated businesses declined 52% from last year and 23% from last quarter, reflecting the weak economy and the continued dot com fallout. For the full year, revenues were $89.2 million as compared to pro forma revenues of $142.8 million in 2000.

Gross margin for the quarter was $9.0 million or 62 % compared to $20.3 million or 53% a year ago, and up from 48% in the third quarter of 2001. Net loss for the quarter - excluding charges related to amortization of goodwill and stock-based compensation - was $10.4 million or $0.29 per share compared to a net loss of $7.9 million or $0.23 per share, in the fourth quarter of 2000. Net loss for the full year, excluding amortization, restructuring and other one-time charges, was $44.7 million or $1.26 per share compared to a pro forma loss of $9.8 million or $0.28 per share in 2000.

Our net loss for the quarter, before amortization, of $0.29 per share was 22% better than our $0.38 per share loss last quarter and better than the $0.34-$0.40 per share loss guidance we gave you. The reduction in our net loss is due to aggressive across-the-board cost cutting and the shut down -- ahead of plan -- of certain of our international operations. We were able to significantly lower our loss versus Q3 despite a lower revenue base and $600,000 in merger-related costs.

With regard to client metrics, we ended the year with over 1,300 client contracts. Our average contract size was $41,000 down from $50,000 at the end of 2000, reflecting tightening budgets across the industry. Our renewal rate was 35% percent, reflecting the disappearance of some of our client base combined with the overall tough market environment. Contract value at the end of the quarter was $54.1 million.

We ended the quarter with $15.9 million of available cash on the balance sheet. As Bob mentioned, we began realizing the cost-savings from our restructuring programs, and our cash usage declined, as compared to earlier quarters, to $10.9 million. I'd like to point out that in addition to the $15.9 million of available cash, we have classified an additional $6.6 million of our cash as long- term assets. This cash is restricted and is primarily related to letters of credit for real estate. We have noted in our previous 10-Q filings that a portion of our cash is restricted, and we are amending previous filings to reflect this reclassification on the balance sheet. The amendments will have no effect on our previously reported operating results.

As far as our outlook for the first quarter, we are not expecting any material change in the market conditions we've seen in recent quarters. We expect measurement revenues to be between $5.5 million and $6.5 million, research services revenues between $4.4 million and $5.4 million, and events revenues of about $100,000. Thus, we expect total revenues of between $10 million and $12 million. On the basis of this revenue, we expect a loss of $0.30 to $0.35 per share before amortization.

We expect cash usage for the first quarter to be between $11 and $12 million and to include, in addition to operations, transaction and restructuring-related expenditures.

Relative to the pending merger with NetRatings, as Bob mentioned, we are working to comply with the FTC's second request. We have also completed our work on transitioning our international joint ventures. As we discussed on our third quarter call, we expected our expenses there to result in a reduction in the purchase price of a few cents per share. That is still the case and the impact is approximately $.01 per share. Additionally, we have made no borrowings under the loan agreement provided for under the merger agreement.

I'll now turn the call back to Bob.

BOB
Thanks Jean - - we'll now be happy to take questions so I'll turn the call back to the operator.